Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2024 and for the three-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 92, beginning on July 1, 2024

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 598,639,142 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 598

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.) – Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.) - Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Consultores Asset Management S.A.).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 230,771,688 shares

Voting stock (direct and indirect equity interest): 38.67% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	598,639,142 (**)	598

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CNV	Securities Exchange Commission (Argentina)
CODM	Chief operating decision maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
EHSA	Entertainment Holdings S.A.
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
MEP	Electronic Payment Market
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of September 30, 2024 and June 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2024	06.30.2024
ASSETS
Non-current assets
Investment properties	8	1,750,699	1,962,634
Property, plant and equipment	9	567,616	572,408
Trading properties	10	20,820	21,903
Intangible assets	11	76,707	81,276
Group of assets held for sale		-	2,911
Right-of-use assets	12	102,009	89,688
Biological assets	13	35,270	31,425
Investment in associates and joint ventures	7	159,594	154,294
Deferred income tax assets	21	11,216	10,936
Income tax credit		14	15
Restricted assets	15	3,027	3,049
Trade and other receivables	16	157,509	158,870
Investment in financial assets	15	8,860	11,555
Derivative financial instruments	15	1,249	1,374
Total non-current assets		2,894,590	3,102,338
Current assets
Trading properties	10	583	461
Biological assets	13	40,588	65,355
Inventories	14	137,982	130,386
Income tax credit		1,642	2,578
Trade and other receivables	16	324,597	293,406
Investment in financial assets	15	193,467	163,826
Derivative financial instruments	15	7,880	7,540
Cash and cash equivalents	15	98,112	128,542
Total current assets		804,851	792,094
TOTAL ASSETS		3,699,441	3,894,432
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		746,726	780,704
Non-controlling interest		913,238	972,923
TOTAL SHAREHOLDERS' EQUITY		1,659,964	1,753,627
LIABILITIES
Non-current liabilities
Trade and other payables	18	56,490	56,721
Borrowings	20	493,537	533,286
Deferred income tax liabilities	21	626,620	715,581
Provisions	19	24,070	24,199
Payroll and social security liabilities		2,894	1,501
Income tax liabilities		17,190	-
Lease liabilities	12	78,992	68,671
Derivative financial instruments	15	3,139	3,468
Total non-current liabilities		1,302,932	1,403,427
Current liabilities
Trade and other payables	18	290,352	278,639
Borrowings	20	383,132	389,032
Provisions	19	4,608	5,150
Payroll and social security liabilities		18,490	22,634
Income tax liabilities		6,236	7,514
Lease liabilities	12	23,622	20,784
Derivative financial instruments	15	10,105	13,625
Total Current liabilities		736,545	737,378
TOTAL LIABILITIES		2,039,477	2,140,805
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,699,441	3,894,432

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the three month periods ended September 30, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2024	09.30.2023
Revenues	22	226,507	208,647
Costs	23	(160,572)	(129,693)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(1,959)	(7,099)
Changes in the net realizable value of agricultural products after harvest		2,023	4,954
Gross profit		65,999	76,809
Net (loss) / gain from fair value adjustment of investment properties	8	(222,211)	311,893
Gain from disposal of farmlands		21,963	85
General and administrative expenses	24	(19,928)	(7,123)
Selling expenses	24	(18,333)	(17,624)
Other operating results, net	25	(116)	9,787
Management fees		-	(14,056)
(Loss) / Profit from operations		(172,626)	359,771
Share of profit of associates and joint ventures	7	7,169	5,824
(Loss) / Profit before financial results and income tax		(165,457)	365,595
Finance income	26	4,164	7,839
Finance cost	26	(18,052)	(20,207)
Other financial results	26	53,060	(11,102)
Inflation adjustment	26	(6,909)	29,343
Financial results, net	26	32,263	5,873
(Loss) / Profit before income tax		(133,194)	371,468
Income tax	21	60,820	(127,452)
(Loss) / Profit for the period		(72,374)	244,016

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		(18,427)	(21,715)
Revaluation surplus		250	1,330
Total other comprehensive loss for the period		(18,177)	(20,385)
Total comprehensive (loss) / income for the period		(90,551)	223,631
(Loss) / Profit for the period attributable to:
Equity holders of the parent		(39,562)	126,011
Non-controlling interest		(32,812)	118,005
Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(45,957)	119,341
Non-controlling interest		(44,594)	104,290
(Loss) / Profit for the period per share attributable to equity holders of the parent (ii):
Basic		(66.54)	212.94
Diluted		(66.54)	(iii) 181.95

(i) The components of other comprehensive (loss)/ income do not generate an impact on income tax.
(ii) See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2024.
(iii) Given that the result for the period showed losses, there is no diluted effect of such result.

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024	594	2	228,503	20,718	300,892	(25,065)	30,787	172,916	51,357	780,704	972,923	1,753,627
Loss for the period	-	-	-	-	-	-	-	-	(39,562)	(39,562)	(32,812)	(72,374)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(6,395)	-	(6,395)	(11,782)	(18,177)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(6,395)	(39,562)	(45,957)	(44,594)	(90,551)
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	(6,921)	(6,921)
Reserve for share - based payments	-	-	-	-	-	(122)	-	123	-	1	54	55
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(3,332)	(3,332)
Exercise of warrants (ii)	2	-	31	(419)	14,409	-	-	-	-	14,023	768	14,791
Changes in non-controlling interest	-	-	-	-	-	-	-	(2,045)	-	(2,045)	(5,746)	(7,791)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	86	86
Balance as of September 30, 2024	596	2	228,534	20,299	315,301	(25,187)	30,787	164,599	11,795	746,726	913,238	1,659,964

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of September 30, 2024. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) As of September 30, 2024, the remaining warrants to exercise amount to 84,261,280. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended September 30, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024	(3,110)	(8,232)	30,943	2,200	147,618	3,497	172,916
Other comprehensive (loss) / income for the period	-	(6,640)	-	-	-	245	(6,395)
Total comprehensive (loss) / income for the period	-	(6,640)	-	-	-	245	(6,395)
Changes in non-controlling interest	-	-	-	-	-	(2,045)	(2,045)
Reserve for share-based payments	123	-	-	-	-	-	123
Balance as of September 30, 2024	(2,987)	(14,872)	30,943	2,200	147,618	1,697	164,599

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	228,462	21,271	282,778	(15,963)	21,865	187,646	139,989	866,641	1,133,583	2,000,224
Profit for the period	-	-	-	-	-	-	-	-	126,011	126,011	118,005	244,016
Other comprehensive loss for the period	-	-	-	-	-	-	-	(6,670)	-	(6,670)	(13,715)	(20,385)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(6,670)	126,011	119,341	104,290	223,631
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	(2,306)	(2,306)
Reserve for share-based payments	-	-	-	-	-	(373)	-	(91)	-	(464)	(849)	(1,313)
Exercise of warrants	-	-	1	(14)	248	-	-	-	-	235	20	255
Changes in non-controlling interest	-	-	-	-	-	-	-	(1,766)	-	(1,766)	12,028	10,262
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(4,668)	(4,668)
Other changes in shareholders' equity	-	-	-	-	-	-	-	5,016	(5,016)	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	64	64
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	2,211	2,211
Balance as of September 30, 2023	586	7	228,463	21,257	283,026	(16,336)	21,865	184,135	260,984	983,987	1,244,373	2,228,360

(i) Includes ARS 8 of Inflation adjustment of treasury shares as of September 30, 2023. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) Group’s other reserves for the period ended September 30, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(10,784)	24,785	2,200	142,602	28,843	187,646
Other comprehensive (loss) / income for the period	-	(8,002)	-	-	1,332	(6,670)
Total comprehensive (loss) / income for the period	-	(8,002)	-	-	1,332	(6,670)
Changes in non-controlling interest	-	-	-	-	(1,766)	(1,766)
Reserve for share-based payments	385	-	-	-	(476)	(91)
Other changes in shareholders' equity	-	-	-	5,016	-	5,016
Balance as of September 30, 2023	(10,399)	16,783	2,200	147,618	27,933	184,135

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.
))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the three-month periods ended September 30, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2024	09.30.2023
Operating activities:
Net cash generated from operating activities before income tax paid	17	30,901	114,519
Income tax paid		(2,527)	(4,277)
Net cash generated from operating activities		28,374	110,242
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		2,433	26,179
Acquisition and improvement of investment properties		(13,872)	(4,172)
Proceeds from sales of investment properties		105	3,130
Acquisitions and improvements of property, plant and equipment		(10,845)	(49,685)
Acquisition of intangible assets		(1,207)	(986)
Proceeds from sales of property, plant and equipment		2,773	38,937
Proceeds from loans granted		222	-
Acquisitions of investments in financial assets		(92,108)	(108,455)
Proceeds from disposal of investments in financial assets		57,112	96,075
Interest received from financial assets		3,474	9,146
Payments of derivative financial instruments		(208)	(717)
Net cash (used in) / generated from investing activities		(52,121)	9,452
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		35,952	30,937
Payment of borrowings and non-convertible notes		(54,947)	(80,078)
Obtaining of short term loans, net		37,952	4,199
Interest paid		(20,273)	(28,663)
Capital contributions from non-controlling interest in subsidiaries		86	65
Lease liabilities paid		(1,407)	(726)
Repurchase of treasury shares		(6,921)	(2,306)
Dividends paid		-	(850)
Exercise of warrants		14,791	255
Repurchase of non-convertible notes		(13,919)	-
Net cash used in financing activities		(8,686)	(77,167)
Net (decrease) / increase in cash and cash equivalents		(32,433)	42,527
Cash and cash equivalents at the beginning of the period	15	128,542	162,207
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		3,329	10,349
Inflation adjustment		(1,326)	(6,225)
Cash and cash equivalents at the end of the period	15	98,112	208,858

 The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on November 7, 2024.

As of September 30, 2024, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2024 prepared in accordance with IFRS Accounting Standards. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements for the interim periods of three months ended September 30, 2024 and 2023 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The table below presents the index for the period between the last fiscal year and as of September 30, 2024, and for the twelve month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of September 30, 2024 (three months)	As of September 30, 2024 (twelve months)
Price variation	12%	209%

As a consequence of the aforementioned, these Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2024 and their comparative information were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2024 and September 30, 2023 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2024, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Acquisition of “Agrícola Nova Horizonte” - Brasilagro

On May 20, 2024, BrasilAgro acquired Agrícola Nova Horizonte S.A., an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags per hectare. This acquisition aligns with the Group’s strategy to expand its presence in the sector, increase market share, and optimize agricultural operations.

On August 6, 2024, after fulfilment of the conditions precedent, the closing agreement was signed and BrasilAgro assumed control of the operations. As of that date, the assets and liabilities of the acquired company will be consolidated.

The total value of the acquisition was BRL 6.2 million, as stipulated in the contract. The contract provided for a price adjustment to reflect the variation between June 30, 2024 and the date of the transaction, in accordance with the criteria previously established between the parties.

The amounts are expressed in the currency of the transaction date.

Sale of fraction of “Alto Taquari” farm - Brasilagro

On September 26, 2024, Brasilagro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021.

The amount to be paid was set at 1,272,274 bags of soybeans, equivalent to BRL 189.4 million on the date of the transaction. The gain has been recognized during the current period.

Sale of fraction of “Rio do meio” farm – Brasilagro

On September 30, 2024, Brasilagro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, the deadline for the fourth and final transfer is set for July 2025.

The amount to be paid was set at 54,053 bags of soybeans, equivalent to BRL 7 million on the date of the transaction. The gain has been recognized during the current period.

Sale of fraction of “Los Pozos” farm - CRESUD

On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the establishment called “Los Pozos” located in the province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said establishment in the hands of the Company. The total price was USD 2.23 million (USD/ha 614), of which USD 1.1 million have been collected to date. The remaining balance of USD 1.13 million, guaranteed with a mortgage on the property, will be collected in a single installment in September 2025.

The amounts are expressed in the currency of the transaction date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban property business and investments

Payment of installments for share purchase - Zetol

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

The amounts are expressed in the currency of the transaction date.

Purchase of property adjacent to Alto Avellaneda shopping mall - IRSA

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sales agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

The amounts are expressed in the currency of the transaction date.

Merger by absorption of IRSA and Centro de Entretenimiento La Plata S.A. - IRSA

On September 11, 2024, IRSA and Centro de Entretenimiento La Plata S.A. (CELAP) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2024, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that IRSA is included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where its shares are listed.

The Merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies.

On October 28, 2024, the Shareholders' Meetings of IRSA and CELAP were held, approving the merger by absorption, whose effective date was established on July 1, 2024. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and in accordance with the prior merger agreement, there is no exchange ratio, since IRSA, in its capacity as the controlling company of CELAP with a 100% share, does not receive its own shares given that its holding in CELAP already it is incorporated into its equity.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2024 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2024 and 2023:

	09.30.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	136,955	72,495	209,450	(426)	17,804	(321)	226,507
Costs	(128,060)	(14,649)	(142,709)	42	(17,905)	-	(160,572)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,247)	-	(2,247)	-	-	288	(1,959)
Changes in the net realizable value of agricultural products after harvest	2,023	-	2,023	-	-	-	2,023
Gross profit / (loss)	8,671	57,846	66,517	(384)	(101)	(33)	65,999
Net loss from fair value adjustment of investment properties	(460)	(221,885)	(222,345)	134	-	-	(222,211)
Gain from disposal of farmlands	21,963	-	21,963	-	-	-	21,963
General and administrative expenses	(8,848)	(11,191)	(20,039)	65	-	46	(19,928)
Selling expenses	(13,971)	(4,377)	(18,348)	28	-	(13)	(18,333)
Other operating results, net	3,909	(4,059)	(150)	(3)	47	(10)	(116)
Profit / (loss) from operations	11,264	(183,666)	(172,402)	(160)	(54)	(10)	(172,626)
Share of (loss) / profit of associates and joint ventures	(993)	7,927	6,934	235	-	-	7,169
Segment profit / (loss)	10,271	(175,739)	(165,468)	75	(54)	(10)	(165,457)

Reportable assets	791,180	1,963,661	2,754,841	794	-	943,806	3,699,441
Reportable liabilities (*)	-	-	-	-	-	(2,039,477)	(2,039,477)
Net reportable assets	791,180	1,963,661	2,754,841	794	-	(1,095,671)	1,659,964

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2023:

	09.30.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	113,392	78,185	191,577	(448)	17,202	316	208,647
Costs	(98,752)	(13,417)	(112,169)	43	(17,567)	-	(129,693)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,221)	-	(7,221)	-	-	122	(7,099)
Changes in the net realizable value of agricultural products after harvest	4,954	-	4,954	-	-	-	4,954
Gross profit / (loss)	12,373	64,768	77,141	(405)	(365)	438	76,809
Net (loss) / gain from fair value adjustment of investment properties	(140)	312,004	311,864	29	-	-	311,893
Gain from disposal of farmlands	85	-	85	-	-	-	85
General and administrative expenses	(8,373)	952	(7,421)	58	-	240	(7,123)
Selling expenses	(12,122)	(5,018)	(17,140)	43	-	(527)	(17,624)
Other operating results, net	13,398	(3,652)	9,746	(3)	173	(129)	9,787
Management fees	-	-	-	-	(14,056)	-	(14,056)
Profit / (loss) from operations	5,221	369,054	374,275	(278)	(14,248)	22	359,771
Share of (loss) / profit of associates and joint ventures	(1,026)	6,427	5,401	423	-	-	5,824
Segment profit / (loss)	4,195	375,481	379,676	145	(14,248)	22	365,595

Reportable assets	873,409	2,902,610	3,776,019	525	-	1,033,177	4,809,721
Reportable liabilities (*)	-	-	-	-	-	(2,581,361)	(2,581,361)
Net reportable assets	873,409	2,902,610	3,776,019	525	-	(1,548,184)	2,228,360

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (101) and ARS (365) corresponding to Expenses and FPC as of September 30, 2024 and 2023, respectively, and ARS 14,056 to management fees, as of September 30, 2023.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(*)
The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	09.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	90,185	-	-	46,770	136,955
Costs	(77,672)	(66)	-	(50,322)	(128,060)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,247)	-	-	-	(2,247)
Changes in the net realizable value of agricultural products after harvest	2,023	-	-	-	2,023
Gross profit / (loss)	12,289	(66)	-	(3,552)	8,671
Net loss from fair value adjustment of investment properties	-	(460)	-	-	(460)
Gain from disposal of farmlands	-	21,963	-	-	21,963
General and administrative expenses	(5,090)	(18)	(854)	(2,886)	(8,848)
Selling expenses	(8,658)	(685)	-	(4,628)	(13,971)
Other operating results, net	3,509	(161)	-	561	3,909
Profit / (loss) from operations	2,050	20,573	(854)	(10,505)	11,264
Share of loss of associates and joint ventures	(491)	-	-	(502)	(993)
Segment profit / (loss)	1,559	20,573	(854)	(11,007)	10,271

Investment properties	-	68,378	-	-	68,378
Property, plant and equipment	496,744	1,413	-	3,580	501,737
Investments in associates and joint ventures	7,019	-	-	782	7,801
Other reportable assets	128,291	-	-	84,973	213,264
Reportable assets	632,054	69,791	-	89,335	791,180

	09.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	87,763	-	-	25,629	113,392
Costs	(75,319)	(74)	-	(23,359)	(98,752)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,221)	-	-	-	(7,221)
Changes in the net realizable value of agricultural products after harvest	4,954	-	-	-	4,954
Gross profit / (loss)	10,177	(74)	-	2,270	12,373
Net loss from fair value adjustment of investment properties	-	(140)	-	-	(140)
Gain from disposal of farmlands	-	85	-	-	85
General and administrative expenses	(5,150)	(15)	(1,227)	(1,981)	(8,373)
Selling expenses	(9,023)	(12)	-	(3,087)	(12,122)
Other operating results, net	309	11,461	-	1,628	13,398
(Loss) / profit from operations	(3,687)	11,305	(1,227)	(1,170)	5,221
Share of loss of associates and joint ventures	(80)	-	-	(946)	(1,026)
Segment (loss) / profit	(3,767)	11,305	(1,227)	(2,116)	4,195

Investment properties	-	95,979	-	-	95,979
Property, plant and equipment	527,738	2,559	-	4,508	534,805
Investments in associates and joint ventures	6,885	-	-	2,679	9,564
Other reportable assets	150,425	-	-	82,636	233,061
Reportable assets	685,048	98,538	-	89,823	873,409

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	09.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	51,841	4,101	1,462	13,822	1,269	72,495
Costs	(3,665)	(287)	(1,382)	(8,499)	(816)	(14,649)
Gross profit	48,176	3,814	80	5,323	453	57,846
Net loss from fair value adjustment of investment properties (i)	(5,574)	(67,743)	(148,382)	-	(186)	(221,885)
General and administrative expenses	(5,074)	(408)	(1,980)	(2,452)	(1,277)	(11,191)
Selling expenses	(2,471)	(96)	(421)	(1,055)	(334)	(4,377)
Other operating results, net	(73)	(65)	(6,860)	(54)	2,993	(4,059)
Profit / (Loss) from operations	34,984	(64,498)	(157,563)	1,762	1,649	(183,666)
Share of profit of associates and joint ventures	-	-	-	-	7,927	7,927
Segment profit / (loss)	34,984	(64,498)	(157,563)	1,762	9,576	(175,739)

Investment and trading properties	776,243	268,025	692,568	-	2,212	1,739,048
Property, plant and equipment	3,410	388	(21,293)	34,563	3,250	20,318
Investment in associates and joint ventures	-	-	-	-	145,977	145,977
Other reportable assets	965	708	53,524	755	2,366	58,318
Reportable assets	780,618	269,121	724,799	35,318	153,805	1,963,661

(i) For the three-month period ended September 30, 2024, the net loss from fair value adjustment of investment properties was ARS 221,885. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
Level 2:

(a)
The value of our office buildings and other rental properties measured in real terms decreased by 18.47% during the three-month period ended as of September 30, 2024, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales of the period.

Level 3:

(b)
gain of ARS 26,824 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
(c)
positive impact of ARS 45,164 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
(d)
a decrease of 16 basis points in the discount rate used for cash flows and a decrease of 26 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and risk-free rate of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 11,877.

Additionally, due to the impact of the inflation adjustment, ARS 83,217 were reclassified for shopping malls from “Net (loss) / gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

	09.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	52,994	4,895	810	18,500	986	78,185
Costs	(3,087)	(303)	(664)	(8,535)	(828)	(13,417)
Gross profit	49,907	4,592	146	9,965	158	64,768
Net (loss) / gain from fair value adjustment of investment properties	(7,697)	99,430	220,608	-	(337)	312,004
General and administrative expenses	(5,958)	(599)	(2,370)	(2,858)	12,737	952
Selling expenses	(2,648)	(114)	(720)	(1,335)	(201)	(5,018)
Other operating results, net	(612)	(83)	(4,249)	(142)	1,434	(3,652)
Profit from operations	32,992	103,226	213,415	5,630	13,791	369,054
Share of profit of associates and joint ventures	-	-	-	-	6,427	6,427
Segment profit	32,992	103,226	213,415	5,630	20,218	375,481

Investment and trading properties	771,869	574,036	1,325,383	-	3,027	2,674,315
Property, plant and equipment	2,447	426	21,389	37,970	3,644	65,876
Investment in associates and joint ventures	-	-	-	-	126,264	126,264
Other reportable assets	1,640	1,427	29,973	717	2,398	36,155
Reportable assets	775,956	575,889	1,376,745	38,687	135,333	2,902,610

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	09.30.2024	06.30.2024
Beginning of the period / year	154,277	165,303
Share capital increase and contributions (Note 27)	28	-
Sale of interest in associates and joint ventures (Note 27)	(1,487)	(29,373)
Share of profit	7,169	36,954
Other comprehensive (loss) / income	(82)	736
Dividends (Note 27)	(311)	(19,343)
End of the period / year (i)	159,594	154,277

(i)
As of June 30, 2024 includes ARS (17) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the principal Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	09.30.2024	06.30.2024	09.30.2024	06.30.2024	09.30.2024	09.30.2023

New Lipstick	49.96%	49.96%	1,147	1,211	(64)	9
BHSA	29.50%	29.89%	119,291	116,381	4,398	6,081
BACS (1)	56.34%	56.35%	8,432	8,520	(88)	387
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	4,918	4,990	240	432
GCDI	27.39%	27.39%	2,135	1,442	692	(1,376)
La Rural S.A.	50.00%	50.00%	14,972	11,906	3,065	1,378
Agrouranga S.A.	34.86%	34.86%	5,574	5,965	(390)	(117)
Other associates and joint ventures	N/A	N/A	3,125	3,862	(766)	(670)
Total associates and joint ventures			159,594	154,277	7,087	6,124

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (1)	(*) (48)
BHSA	Argentina	Financing	442,469,223	(**) 1,500	(**) 14,909	(**) 394,755
BACS (1)	Argentina	Financing	33,125,751	(**) 88	(**) (235)	(**) 22,352
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750	28	481	9,374
GCDI	Argentina	Real estate	250,729,447	915	2,023	7,792
La Rural S.A.	Argentina	Organization of events	714,998	1	6,196	29,621
Agrouranga S.A.	Argentina	Agriculture	2,532,206	7	(1,119)	2,130

(*) Amounts expressed in dollars under USGAAP.
(**)
Information as of September 30, 2024 according to NIIF.
(1) BHSA owns a 62.28% stake in BACS.

Arcos del Gourmet S.A. (“Arcos” or “AGSA”)

There have been no changes to what was informed in Note 7 to the Annual Financial Statements as of June 30, 2024.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	09.30.2024		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,219,119	743,515	1,705,619	736,980
Additions	12,880	4,037	5,000	9,973
Disposals	(117)	(14)	(44,425)	-
Transfers	(1,621)	(2,721)	(45,806)	(7)
Net (loss) / gain from fair value adjustment	(224,345)	2,134	(387,503)	(3,473)
Additions of capitalized leasing costs	-	38	18	240
Amortization of capitalized leasing costs (i)	(25)	(52)	(151)	(198)
Currency translation adjustment	(2,129)	-	(13,633)	-
Fair value at the end of the period / year	1,003,762	746,937	1,219,119	743,515

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of September 30, 2024 and June 30, 2024:

	09.30.2024	06.30.2024
Leased out farmland	68,379	72,348
Offices and other rental properties	286,534	357,476
Shopping malls (i)	766,567	769,201
Undeveloped parcels of land	627,082	761,307
Properties under development	2,137	2,302
Total	1,750,699	1,962,634

(i)
Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	09.30.2024	09.30.2023
Revenues	76,434	79,409
Direct operating expenses	(24,551)	(23,754)
Development expenses	(512)	(349)
Net unrealized (loss) / gain from fair value adjustment of investment property (i)	(222,222)	311,031
Net realized gain from fair value adjustment of investment property (ii)	11	862

(i)
It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques".
(ii)
As of September 30, 2024 corresponds (ARS 5) to the realized result from fair value adjustment for the period ((ARS 5) for the sale of parking spaces in Libertador 498) and ARS 16 for realized result from fair value adjustment made in previous years (ARS 16 for the sale of parking spaces in Libertador 498). As of September 30, 2023 corresponds (ARS 7,287) to the realized result from fair value adjustment for the period (for the sale of Maple Building) and ARS 8,149 for realized result from fair value adjustment made in previous years (ARS 130 for the sale of parking spaces in Libertador 498 and ARS 8,019 for the sale of Maple Building).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Ramblas del Plata (former Costa Urbana) - Costanera Sur, Buenos Aires City

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces, pedestrian streets, roadways and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS, by its acronym in Spanish) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space. On November 15, 2023 the 3 plots were deeded in favor of the Government of the Autonomous City of Buenos Aires as well as the Public Park lot, and the 61 IRSA´s lots were created, receiving the parcel ballots corresponding to those 61 private plots on May 22, 2024.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of September 30, 2024, the Construction Management was already hired and in the bidding process for Infrastructure Works for the start of works of Stage I (which includes the first stage of the public park that includes the central bay sector). As of the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, the Certificate of Environmental Aptitude of Stagge I has already been obtained after the Environmental Public Hearing and begin the works for Stage 1.

“Ramblas del Plata” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	09.30.2024	06.30.2024
Costs	514,094	52,543	126,791	48,139	27,734	769,301	778,004
Accumulated depreciation	(54,097)	(30,262)	(52,104)	(43,188)	(17,242)	(196,893)	(171,630)
Net book amount at the beginning of the period / year	459,997	22,281	74,687	4,951	10,492	572,408	606,374
Additions	4,784	857	3,113	460	2,577	11,791	54,548
Incorporation by business combination	602	-	-	-	3,327	3,929	-
Disposals	(437)	-	(238)	-	(626)	(1,301)	(25,119)
Currency translation adjustment	(11,869)	(784)	(372)	(2)	(117)	(13,144)	(56,637)
Transfers	1,743	-	-	1,268	(196)	2,815	21,649
Transfers to assets held for sale	-	-	-	-	-	-	(3,144)
Depreciation charges (ii)	(2,025)	(2,680)	(1,333)	(510)	(2,334)	(8,882)	(25,263)
Balances at the end of the period / year	452,795	19,674	75,857	6,167	13,123	567,616	572,408
Costs	508,917	52,616	129,294	49,865	32,699	773,391	769,301
Accumulated depreciation	(56,122)	(32,942)	(53,437)	(43,698)	(19,576)	(205,775)	(196,893)
Net book amount at the end of the period / year	452,795	19,674	75,857	6,167	13,123	567,616	572,408

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of September 30, 2024, the depreciation charge has been charged to the line "Costs" for ARS 1,306, "General and administrative expenses" for ARS 478 and "Selling expenses" for ARS 114, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 6,984 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	Completed properties	Properties under development	Undeveloped properties	09.30.2024	06.30.2024
Beginning of the period / year	2,394	10,034	9,936	22,364	25,742
Additions	-	230	163	393	1,020
Currency translation adjustment	-	(919)	-	(919)	(1,190)
Disposals	-	(431)	(4)	(435)	(3,208)
End of the period / year	2,394	8,914	10,095	21,403	22,364

Non-current				20,820	21,903
Current				583	461
Total				21,403	22,364

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	Goodwill	Information systems and software	Future units to receive under barter transactions and others	09.30.2024	06.30.2024
Costs	5,397	19,606	82,568	107,571	66,090
Accumulated amortization	-	(16,697)	(9,598)	(26,295)	(24,567)
Net book amount at the beginning of the period / year	5,397	2,909	72,970	81,276	41,523
Additions	-	1,207	-	1,207	11,268
Disposals	-	-	(125)	(125)	(266)
Impairment	-	-	(7,002)	(7,002)	-
Transfers	-	1,909	-	1,909	30,738
Currency translation adjustment	(18)	(25)	-	(43)	(259)
Amortization charges (i)	-	(447)	(68)	(515)	(1,728)
Balances at the end of the period / year	5,379	5,553	65,775	76,707	81,276
Costs	5,379	22,697	75,441	103,517	107,571
Accumulated amortization	-	(17,144)	(9,666)	(26,810)	(26,295)
Net book amount at the end of the period / year	5,379	5,553	65,775	76,707	81,276

(i) As of September 30, 2024, amortization charge was recognized in the amount of ARS 387 under "Costs" and in the amount of ARS 128 under "General and administrative expenses" in the Statement of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets and lease liabilities

The Group’s right-of-use assets as of September 30, 2024 and June 30, 2024 are the following:

	09.30.2024	06.30.2024
Farmland	90,020	73,011
Convention center	3,924	9,656
Offices, shopping malls and other buildings	4,973	5,048
Machinery and equipment	3,092	1,973
Right-of-use assets	102,009	89,688
Non-current	102,009	89,688
Total	102,009	89,688

The depreciation charge of the right of use assets is detailed below:

	09.30.2024	09.30.2023
Farmland	3,686	6,018
Convention center	244	163
Offices, shopping malls and other buildings	345	363
Machinery and equipment	252	137
Depreciation charge of right-of-use assets (i)	4,527	6,681

(i)
As of September 30, 2024, the amortization charge has been allocated ARS 356 within "Costs", ARS 115 in "General and administrative expenses" and ARS 118 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 3,938 were capitalized as part of the cost of biological assets.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group’s lease liabilities as of September 30, 2024 and June 30, 2024 are the following:

	09.30.2024	09.30.2023
Farmland	97,632	76,187
Convention center	2,074	10,059
Offices, shopping malls and other buildings	2,908	3,209
Lease liabilities	102,614	89,455
Non-current	78,992	68,671
Current	23,622	20,784
Total	102,614	89,455

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	09.30.2024	06.30.2024
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	17,410	15,465	21,656	41,488	322	439	96,780	116,642
Purchases	-	-	-	2,502	-	-	2,502	8,330
Initial recognition and changes in the fair value of biological assets	-	(6,010)	1,139	2,812	(43)	-	(2,102)	6,546
Decrease due to harvest	-	(25,678)	(33,192)	-	-	-	(58,870)	(246,009)
Sales	-	-	-	(6,750)	-	-	(6,750)	(22,879)
Consumes	-	-	-	(22)	-	(23)	(45)	(206)
Costs for the period / year	6,839	17,994	25,047	5,362	-	36	55,278	278,886
Currency translation adjustment	(9,577)	(173)	(854)	(331)	-	-	(10,935)	(44,530)
Balances at the end of the period / year	14,672	1,598	13,796	45,061	279	452	75,858	96,780
Non-current (Production)	-	-	-	34,614	206	450	35,270	31,425
Current (Consumable)	14,672	1,598	13,796	10,447	73	2	40,588	65,355
Net book amount at the end of the period / year	14,672	1,598	13,796	45,061	279	452	75,858	96,780

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 2,769 and ARS (7,360) for the three-month period ended September 30, 2024 and for the fiscal year ended June 30, 2024, respectively; amounts of ARS 2,795 and ARS (4,494), was attributable to price changes, and amounts of ARS (26) and ARS (2,866), was attributable to physical changes, respectively.

During the three-month period ended September 30, 2024, there were no transfers between the fair value hierarchies. There were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS (24,004) and ARS (179,163) for the three-month period ended September 30, 2024 and the year ended June 30, 2024, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of September 30, 2024, and June 30, 2024, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of September 30, 2024 and 2023 are as follows:

	09.30.2024	09.30.2023
Supplies and labors	37,034	51,019
Salaries, social security costs and other personnel expenses	3,461	3,683
Depreciation and amortization	10,922	11,448
Fees and payments for services	67	166
Maintenance, security, cleaning, repairs and others	412	528
Taxes, rates and contributions	84	71
Leases and service charges	45	55
Freights	625	231
Travelling, library expenses and stationery	429	422
Other expenses	2,163	1,368
	55,242	68,991

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2024 and June 30, 2024 are as follows:

	09.30.2024	06.30.2024
Crops	52,041	58,611
Materials and supplies	84,174	69,879
Sugarcane	1,012	1,133
Agricultural inventories	137,227	129,623
Supplies for hotels	755	763
Total inventories	137,982	130,386

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2024 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
September 30, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	308,398	58,037	-	-	366,435	120,389	486,824
Investment in financial assets:
- Public companies’ securities	90	17,684	-	-	17,774	-	17,774
- Bonds	-	86,199	-	-	86,199	-	86,199
- Mutual funds	-	79,902	-	-	79,902	-	79,902
- Others	3,715	14,737	-	-	18,452	-	18,452
Derivative financial instruments:
- Commodities options contracts	-	3,719	-	-	3,719	-	3,719
- Commodities futures contracts	-	650	-	-	650	-	650
- Bonds futures contracts	-	63	-	-	63	-	63
- Foreign-currency options contracts	-	502	-	-	502	-	502
- Foreign-currency future contracts	-	369	-	-	369	-	369
- Swaps	-	-	971	-	971	-	971
- Options on companies	60	-	-	-	60	-	60
- Warrants	-	-	-	14	14	-	14
- Others	-	2,781	-	-	2,781	-	2,781
Restricted assets (i)	3,027	-	-	-	3,027	-	3,027
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	45,019	-	-	-	45,019	-	45,019
- Short-term investments	9,776	43,317	-	-	53,093	-	53,093
Total assets	370,085	307,960	971	14	679,030	120,389	799,419

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
September 30, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	236,637	-	236,637	110,205	346,842
Borrowings (Note 20)	876,669	-	876,669	-	876,669
Derivative financial instruments:
- Commodities options contracts	-	1,096	1,096	-	1,096
- Commodities futures contracts	-	3,787	3,787	-	3,787
- Foreign-currency options contracts	-	4,424	4,424	-	4,424
- Foreign-currency future contracts	-	2,001	2,001	-	2,001
- Swaps	-	1,936	1,936	-	1,936
Total liabilities	1,113,306	13,244	1,126,550	110,205	1,236,755

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2024 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	306,590	48,367	-	-	354,957	102,117	457,074
Investment in financial assets:
- Public companies’ securities	99	19,690	-	-	19,789	-	19,789
- Bonds	-	60,635	-	-	60,635	-	60,635
- Mutual funds	-	73,104	311	-	73,415	-	73,415
- Others	6,186	15,328	-	28	21,542	-	21,542
Derivative financial instruments:
- Commodities options contracts	-	3,964	-	-	3,964	-	3,964
- Commodities futures contracts	-	1,703	-	-	1,703	-	1,703
- Foreign-currency options contracts	-	231	-	-	231	-	231
- Foreign-currency future contracts	-	214	-	-	214	-	214
- Swaps	-	-	1,168	-	1,168	-	1,168
- Options on companies	63	-	-	-	63	-	63
- Others	-	1,571	-	-	1,571	-	1,571
Restricted assets (i)	3,049	-	-	-	3,049	-	3,049
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	57,000	-	-	-	57,000	-	57,000
- Short-term investments	-	71,542	-	-	71,542	-	71,542
Total assets	372,987	296,349	1,479	28	670,843	102,117	772,960

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	215,168	-	215,168	120,192	335,360
Borrowings (Note 20)	922,318	-	922,318	-	922,318
Derivative financial instruments:
- Commodities options contracts	-	750	750	-	750
- Commodities futures contracts	-	1,521	1,521	-	1,521
- Foreign-currency options contracts	-	8,805	8,805	-	8,805
- Foreign-currency future contracts	-	4,166	4,166	-	4,166
- Swaps	-	1,851	1,851	-	1,851
Total liabilities	1,137,486	17,093	1,154,579	120,192	1,274,771

(i)
Corresponds to deposits in guarantee and escrows.

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2024.

As of September 30, 2024, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2024 and June 30, 2024 are as follows:

	09.30.2024	06.30.2024
Trade, leases and services receivable (*)	311,538	288,397
Less: allowance for doubtful accounts	(4,718)	(4,798)
Total trade receivables	306,820	283,599
Prepayments	86,417	66,414
Borrowings, deposits and others	36,449	47,337
Guarantee deposits	75	79
Tax receivables	32,935	28,804
Others	19,410	26,043
Total other receivables	175,286	168,677
Total trade and other receivables	482,106	452,276

Non-current	157,509	158,870
Current	324,597	293,406
Total	482,106	452,276

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.2024	06.30.2024
Beginning of the period / year	4,798	6,301
Additions (i)	526	1,432
Recovery (i)	(136)	(254)
Currency translation adjustment	108	3,323
Used during the the period / year	(138)	(18)
Inflation adjustment	(440)	(5,986)
End of the period / year	4,718	4,798

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2024 and 2023:

	Note	09.30.2024	09.30.2023
(Loss) / profit for the period		(72,374)	244,016
Adjustments for:
Income tax	21	(60,820)	127,452
Amortization and depreciation	24	3,079	2,874
Gain from disposal of trading properties		(493)	(80)
(Gain) / loss from disposal of property, plant and equipment		(3)	2,351
Net loss / (gain) from fair value adjustment of investment properties		222,211	(311,893)
(Gain) / loss from disposal of subsidiary and associates		(946)	1,725
Financial results, net		(37,824)	(10,702)
Provisions and allowances		4,628	(8,091)
Share of profit of associates and joint ventures	7	(7,169)	(5,824)
Management fees		-	14,056
Changes in net realizable value of agricultural products after harvest		(2,023)	(4,954)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(7,597)	(2,942)
Gain from disposal of farmlands		(21,963)	(85)
Changes in operating assets and liabilities:
Increase in inventories		(9,046)	(30,619)
Decrease / (increase) in trading properties		221	(62)
Decrease in biological assets		40,119	44,780
Increase in trade and other receivables		(6,639)	(23,793)
(Decrease) / increase in trade and other payables		(7,420)	85,834
Decrease in salaries and social security liabilities		(2,675)	(12,419)
Decrease in provisions		(67)	(284)
Decrease in lease liabilities		(1,060)	(1,530)
Net variation in derivative financial instruments		(1,238)	4,681
Decrease in right of use assets		-	28
Net cash generated from operating activities before income tax paid		30,901	114,519

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2024 and 2023:

	09.30.2024	09.30.2023
Increase in investment properties through an increase in trade and other payables	3,069	-
Decrease in investment properties through an increase in property, plant and equipment	2,892	3,473
Currency translation adjustment and other comprehensive results from associates and joint ventures	6,640	8,002
Other changes in shareholders' equity	7,736	11,155
Increase of non-convertible notes through a decrease in non-convertible notes	11,278	-
Decrease in property, plant and equipment through an increase in investment properties	2,241	6,180
Increase in shareholders' equity through an increase in investment properties	332	2,046
Increase in deferred income tax liabilities through a decrease in shareholders' equity	116	720
Decrease in investment in financial assets through a decrease in trade and other payables	9,581	-
Increase in property, plant and equipment through an increase in trade and other payables	946	10,966
Decrease in property, plant and equipment through an increase in trade and other receivables	1,114	22
Increase in right of use assets through an increase in lease liabilities	7,780	13,519
Increase in intangible assets through a decrease in investment properties	1,909	-
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	-	2,012
Decrease in investment properties through an increase in trade and other receivables	-	2,793
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	311	-
Increase in investment in associates and joint ventures through an increase in trade and other payables	28	-
Barter transaction investment properties	14	698
Decrease in shareholders' equity through an increase in trade and other payables	3,332	-
Decrease in investments in financial assets through an increase in derivative financial instruments	28	-
Decrease in borrowings through an increase in trade and other payables	2,654	-
Decrease in shareholders' equity through a decrease in trade and other receivables	-	4,666

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2024 and June 30, 2024 were as follows:

	09.30.2024	06.30.2024
Trade payables	187,487	159,079
Advances from sales, leases and services (*)	56,909	69,162
Accrued invoices	14,486	14,488
Deferred income	511	530
Admission fees (*)	32,797	32,976
Deposits in guarantee	622	644
Total trade payables	292,812	276,879
Dividends payable to non-controlling interests	9,910	7,369
Tax payables	19,988	17,524
Director´s Fees	7,498	6,260
Management fees	-	8,821
Irrevocable contributions pending integration	28	-
Others	16,606	18,507
Total other payables	54,030	58,481
Total trade and other payables	346,842	335,360

Non-current	56,490	56,721
Current	290,352	278,639
Total	346,842	335,360

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	09.30.2024	06.30.2024
Beginning of the period / year	29,332	17	29,349	30,542
Additions (i)	1,552	-	1,552	9,457
Decreases (i)	(445)	(29)	(474)	(468)
Participation in the results	-	12	12	12
Inflation adjustment	(1,649)	-	(1,649)	(9,439)
Currency translation adjustment	(45)	-	(45)	(65)
Used during the period / year	(67)	-	(67)	(690)
End of the period / year	28,678	-	28,678	29,349

Non-current			24,070	24,199
Current			4,608	5,150
Total			28,678	29,349

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to investments in Puerto Retiro as of September 30, 2024 and as of June 30, 2024. The increase and recovery is included in "Share of profit of associates and joint ventures "
(iii)
Contains the provision for the IDBD lawsuit.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

IDBD

The Group lost control of IDBD on September 25, 2020.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and embargo on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October to present witnesses.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2024 and June 30, 2024 was as follows:

	Book value		Fair value
	09.30.2024	06.30.2024	09.30.2024	06.30.2024
Non-convertible notes	741,630	825,737	745,091	800,425
Bank loans	58,173	47,942	58,173	47,942
Bank overdrafts	70,134	37,174	70,134	37,174
Others	6,732	11,465	6,732	11,465
Total borrowings	876,669	922,318	880,130	897,006

Non-current	493,537	533,286
Current	383,132	389,032
Total	876,669	922,318

Series XLVI Notes - CRESUD

On July 18, 2024, Cresud issued Notes on the local market for a total amount of USD 28.6 million. Below are the main characteristics of the issuance:

●
Series XLVI Notes: Denominated in dollars and payable in Argentina pesos at the applicable exchange rate for ARS 28.6 million at a fix rate of 1.5%. The principal will be paid in one instalment, on the maturity date July 18, 2027. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

21.
Taxation

The details of the Group’s income tax, is as follows:

	09.30.2024	09.30.2023
Current income tax	(22,182)	(8,740)
Deferred income tax	83,002	(118,712)
Income tax from continuing operations	60,820	(127,452)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2024 and 2023:

	09.30.2024	09.30.2023
Tax calculated at the tax rates applicable to loss / (profit) in the respective countries	57,306	(128,161)
Permanent differences:
Share of profit / (loss) of joint ventures and associates	(3,248)	3,133
Tax rate differential	4,606	232
Provision for unrecoverability of tax loss carry-forwards	7,044	766
Difference between affidavit and provision	(2)	4,737
Non-taxable profit, non-deductible expenses and others	(211)	(10,948)
Tax inflation adjustment	(15,147)	(32,513)
Fiscal transparency	(938)	68
Inflation adjustment permanent difference	7,634	31,413
Others	3,776	3,821
Income tax	60,820	(127,452)

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The gross movement in the deferred income tax account is as follows:

	09.30.2024	06.30.2024
Beginning of the period / year	(704,645)	(800,009)
Currency translation adjustment	1,165	7,528
Incorporation by business combination	5,208	-
Revaluation surplus	(134)	(2,284)
Charged to the Statement of Income	83,002	90,120
End of the the period / year	(615,404)	(704,645)

22.
Revenues

	09.30.2024	09.30.2023
Crops	55,184	48,939
Sugarcane	30,906	31,429
Cattle	8,293	6,523
Supplies	43,467	16,186
Consignment	(7,083)	1,107
Advertising and brokerage fees	4,433	6,459
Agricultural rental and other services	1,399	3,125
Income from sales and services from agricultural business	136,599	113,768
Trading properties and developments	1,053	112
Rental and services	75,035	76,285
Hotel operations, tourism services and others	13,820	18,482
Income from sales and services from urban properties and investment business	89,908	94,879
Total revenues	226,507	208,647

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Costs

	09.30.2024	09.30.2023
Other operative costs	66	76
Cost of property operations	66	76
Crops	41,997	43,090
Sugarcane	27,342	25,094
Cattle	6,750	5,278
Supplies	39,643	16,802
Consignment	6,027	2,916
Advertising and brokerage fees	4,652	3,641
Agricultural rental and other services	1,583	1,857
Cost of sales and services from agricultural business	127,994	98,678
Trading properties and developments	1,049	511
Rental and services	22,968	21,898
Hotel operations, tourism services and others	8,495	8,530
Cost of sales and services from sales and services from urban properties and investment business	32,512	30,939
Total costs	160,572	129,693

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	09.30.2024	09.30.2023
Change in agricultural products and biological assets	59,605	-	-	59,605	55,997
Salaries, social security costs and other personnel expenses	16,912	9,109	1,645	27,666	25,803
Fees and payments for services	19,138	2,631	567	22,336	24,632
Cost of sale of goods and services	45,931	-	-	45,931	19,259
Maintenance, security, cleaning, repairs and others	10,246	1,297	20	11,563	10,534
Taxes, rates and contributions	2,122	1,725	5,016	8,863	10,730
Advertising and other selling expenses	2,632	15	1,103	3,750	4,814
Freights	8	2	6,413	6,423	4,435
Director's fees (i)	-	3,131	-	3,131	(10,656)
Depreciation and amortization	2,123	720	236	3,079	2,874
Leases and service charges	776	305	21	1,102	804
Travelling, library expenses and stationery	509	310	328	1,147	1,071
Supplies and labors	71	1	696	768	36
Other expenses	298	133	728	1,159	1,959
Bank expenses	28	536	-	564	692
Conditioning and clearance	-	-	1,165	1,165	1,021
Interaction and roaming expenses	173	13	5	191	261
Allowance for doubtful accounts, net	-	-	390	390	174
Total expenses by nature as of 09.30.2024	160,572	19,928	18,333	198,833	-
Total expenses by nature as of 09.30.2023	129,693	7,123	17,624	-	154,440

(i) On October 5, 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting of IRSA for ARS 9,050. The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2024, issued on September 5, 2023, and submitted to the CNV. During the current period, with the final approval of said fee, IRSA proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	09.30.2024	09.30.2023
Gain from commodity derivative financial instruments	4,376	1,018
Gain / (loss) from sale of property, plant and equipment	3	(2,351)
Impairment of intangible assets	(7,002)	-
Gain / (loss) from sale of joint ventures	946	(1,725)
Donations	(168)	(105)
Lawsuits and other contingencies	(1,107)	(2,391)
Interest and allowances generated by operating assets	550	13,749
Administration fees	159	111
Others	2,127	1,481
Total other operating results, net	(116)	9,787

26.
Financial results, net

	09.30.2024	09.30.2023
Financial income
Interest income	4,160	7,839
Other finance income	4	-
Total financial income	4,164	7,839
Financial costs
Interest expense	(16,418)	(18,271)
Other financial costs	(1,634)	(1,936)
Total finance costs	(18,052)	(20,207)
Other financial results:
Foreign exchange, net	28,076	(32,098)
Fair value gain from financial assets and liabilities at fair value through profit or loss	20,742	27,725
Loss from repurchase of non-convertible notes	(34)	(103)
Gain / (loss) from derivative financial instruments (except commodities)	3,643	(10,949)
Others	633	4,323
Total other financial results	53,060	(11,102)
Inflation adjustment	(6,909)	29,343
Total financial results, net	32,263	5,873

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2024 and June 30, 2024:

Item	09.30.2024	06.30.2024
Trade and other receivables	28,992	34,823
Investments in financial assets	4,026	4,241
Trade and other payables	(18,053)	(25,706)
Borrowings	(539)	(586)
Total	14,426	12,772

Related party	09.30.2024	06.30.2024	Description of transaction	Item
New Lipstick	235	248	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	2,111	2,223	Other investments	Investments in financial assets
	272	279	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	42	43	Leases and/or right of use assets receivable	Trade and other receivables
	-	5,305	Dividends	Trade and other receivables
La Rural S.A.	2,031	1,542	Canon	Trade and other receivables
	(1)	(2)	Other payables	Trade and other payables
	3	18	Other receivables	Trade and other receivables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	12	12	Loans granted	Trade and other receivables
	(539)	(586)	Borrowings	Borrowings
	(28)	-	Irrevocable contributions pending integration	Trade and other payables
	101	33	Management fees receivable	Trade and other receivables
	(13)	(24)	Other payables	Trade and other payables
	11	12	Other receivables	Trade and other receivables
Total associates and joint ventures	4,238	9,104
CAMSA and its subsidiaries	-	(8,821)	Management fee payables	Trade and other payables
	-	(4)	Reimbursement of expenses	Trade and other payables
Yad Levim LTD	19,088	19,816	Loans granted	Trade and other receivables
Galerias Pacifico	3,474	3,643	Loans granted	Trade and other receivables
	2	3	Other receivables	Trade and other receivables
Rundel Global LTD	1,915	2,018	Other investments	Investments in financial assets
Sociedad Rural Argentina	(10,267)	(10,332)	Other payables	Trade and other payables
Other related parties	1,083	1,141	Other receivables	Trade and other receivables
	(187)	(184)	Other payables	Trade and other payables
	26	65	Reimbursement of expenses receivable	Trade and other receivables
	(51)	(64)	Legal services	Trade and other payables
Total other related parties	15,083	7,281
IFISA	2,611	2,662	Financial operations receivables	Trade and other receivables
Total direct parent company	2,611	2,662
Directors and Senior Management	(7,506)	(6,275)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(7,506)	(6,275)
Total	14,426	12,772

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation) and Nuevo Puerto Santa Fe S.A and Agrouranga S.A.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month periods ended September 30, 2024 and 2023:

Related party	09.30.2024	09.30.2023	Description of transaction
BHN Vida S.A.	-	(11)	Financial operations
BHN Seguros Generales S.A.	-	(4)	Financial operations
Comparaencasa Ltd.	(115)	133	Financial operations
Other associates and joint ventures (i)	(1)	(28)	Leases and/or right of use assets
	117	87	Corporate services
	12	34	Financial operations
Total associates and joint ventures	13	211
CAMSA and its subsidiaries	-	(14,056)	Management fee
Rundel Global LTD	-	921	Financial operations
Yad Levim LTD	286	235	Financial operations
Sociedad Rural Argentina	677	(170)	Financial operations
Other related parties	(52)	865	Leases and/or rights of use
	(275)	(340)	Fees and remunerations
	23	15	Corporate services
	(83)	(179)	Legal services
	(412)	(78)	Financial operations
	(137)	(93)	Donations
	278	9	Income from sales and services from agricultural business
Total other related parties	305	(12,871)
IFISA	10	(3)	Financial operations
Total Parent Company	10	(3)
Directors (ii)	(3,131)	10,656	Management fee
Senior Management	(210)	(216)	Compensation of Directors and senior management
Total Directors and Senior Management	(3,341)	10,440
Total	(3,013)	(2,223)

(i)
Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation) and Nuevo Puerto Santa Fe S.A., Quality Invest S.A. and Agrouranga S.A.
(ii)
See Note 24 to these financial statements.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2024 and 2023:

Related party	09.30.2024	09.30.2023	Description of transaction
Puerto Retiro	(28)	-	Irrevocable contributions
Total irrevocable contributions	(28)	-
Nuevo Puerto Santa Fe S.A.	311	494	Dividends received
Total dividends received	311	494
Quality	-	(29,111)	Sale of shares
BHSA	(1,487)	-	Sale of shares
Total sale of shares	(1,487)	(29,111)

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	09.30.2024	09.30.2023
Inventories at the beginning of the period	64,778	23,127	87,905	89,601
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	6,170	-	6,170	(5,024)
Changes in the net realizable value of agricultural products after harvest	2,023	-	2,023	4,966
Additions	94	-	94	142
Currency translation adjustment	14,791	(919)	13,872	(8,476)
Harvest	126,602	-	126,602	147,993
Acquisitions and classifications	65,887	32,897	98,784	115,276
Consume	16,249	-	16,249	(8,739)
Disposals due to sales	-	(435)	(435)	(31)
Expenses incurred	14,722	-	14,722	15,605
Inventories at the end of the period	(183,322)	(22,158)	(205,480)	(221,696)
Cost as of 09.30.2024	127,994	32,512	160,506	-
Cost as of 09.30.2023	98,678	30,939	-	129,617

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	09.30.2024	06.30.2024
Assets
Trade and other receivables
US Dollar	92.889	967.50	89,870	93,300
Brazilian Reais	10.285	182.70	1,879	3,028
Euros	0.010	1,078.09	11	11
Uruguayan pesos	28.623	23.34	668	24
Trade and other receivables related parties
US Dollar	21.281	970.50	20,653	21,454
Total Trade and other receivables			113,081	117,817
Investment in financial assets
US Dollar	126.655	967.50	122,539	116,809
New Israel Shekel	4.295	260.32	1,118	1,046
Pounds	0.721	1,295.58	934	905
Investment in financial assets related parties
US Dollar	2.175	970.50	2,111	2,224
Total Investment in financial assets			126,702	120,984
Derivative financial instruments
US Dollar	8.801	967.50	8,515	1,621
Total Derivative financial instruments			8,515	1,621
Cash and cash equivalents
US Dollar	47.110	967.50	45,579	59,385
Chilenean pesos	6,012.963	1.08	6,494	2,533
Euros	0.009	1,078.09	10	6
Guaraníes	23.077	0.13	3	7
Brazilian Reais	0.460	182.70	84	77
New Israel Shekel	0.004	260.32	1	1
Pounds	0.002	1,295.58	3	3
Uruguayan pesos	0.129	23.34	3	18
Total Cash and cash equivalents			52,177	62,030
Total Assets			300,475	302,452

Liabilities
Trade and other payables
US Dollar	59.366	970.50	57,615	69,862
Uruguayan pesos	106.824	23.34	2,493	1,836
Brazilian Reais	21.692	192.70	4,180	12,675
Trade and other payables related parties
US Dollar	10.564	970.50	10,252	10,240
Bolivian pesos	0.335	140.12	47	50
Total Trade and other payables			74,587	94,663
Lease liabilities
US Dollar	6.973	970.50	6,767	15,018
Total Lease liabilities			6,767	15,018
Provisions
New Israel Shekel	85.890	260.32	22,359	22,778
Total Provisions			22,359	22,778
Borrowings
US Dollar	616.441	970.50	598,256	665,569
Borrowings with related parties
US Dollar	0.730	970.50	708	758
Total Borrowings			598,964	666,327
Derivative financial instruments
US Dollar	0.348	970.50	338	203
Total Derivative financial instruments			338	203
Total Liabilities			703,015	798,989

(1)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of September 30, 2024 according to Banco Nación Argentina and the Central Bank of the Argentine Republic

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise - CRESUD

During the three-month period ended September 30, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 1 million were received, for converted warrants of 1,737,342.

Shares Buyback Program – New program - IRSA

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

Warrants exercise - IRSA

During the three-month period ended September 30, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 1.8 million were received, for converted warrants of 4,157,623.

32.
Subsequent events

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 45,000 million. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 90,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 90,000,000 options with the right to receive common shares.

Shares Buyback Program – New program - CRESUD

On October 28, 2024, the Board of Directors of CRESUD approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 12 per GDS and ARS 1,500 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

“261 Della Paolera” floor sale - IRSA

On October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

Local Notes Issuance – Series XXII & XXIII Notes - IRSA

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

●
Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

●
Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

The funds will be used as defined in the issuance documents.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of September 30, 2024, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with IFRS accounting standards and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2024;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of September 30, 2024 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 775,665,238, which was not due at that date.

Autonomous City of Buenos Aires, November 7, 2024.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos BrondoPublic Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2024

Brief comment on the Company’s activities during the period, including references to significant events that occurred after the end of the period.

Consolidated Results

(In ARS million)	3M 25	3M 24	YoY Var
Revenues	226,507	208,647	8.6%
Costs	(160,572)	(129,693)	23.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,959)	(7,099)	(72.4)%
Changes in the net realizable value of agricultural produce after harvest	2,023	4,954	(59.2)%
Gross profit	65,999	76,809	(14.1)%
Net gain from fair value adjustment on investment properties	(222,211)	311,893	(171.2)%
Gain from disposal of farmlands	21,963	85	25,738.8%
General and administrative expenses	(19,928)	(7,123)	179.8%
Selling expenses	(18,333)	(17,624)	4.0%
Other operating results, net	(116)	9,787	(101.2)%
Management Fee	-	(14,056)	(100.0)%
Result from operations	(172,626)	359,771	(148.0)%
Depreciation and Amortization	14,001	14,322	(2.2)%
Rights of use installments	(3,353)	(4,150)	(19.2)%
EBITDA (unaudited)	(161,978)	369,943	(143.8)%
Adjusted EBITDA (unaudited)	73,977	44,027	68.0%
Loss from joint ventures and associates	7,169	5,824	23.1%
Result from operations before financing and taxation	(165,457)	365,595	(145.3)%
Financial results, net	32,263	5,873	449.3%
Result before income tax	(133,194)	371,468	(135.9)%
Income tax expense	60,820	(127,452)	-
Result for the period	(72,374)	244,016	(129.7)%

Attributable to
Equity holder of the parent	(39,562)	126,011	(131.4)%
Non-controlling interest	(32,812)	118,005	(127.8)%

Consolidated adjusted EBITDA and Revenues increased during the first quarter of fiscal year 2025 by 68.0% and 8.6%, respectively, compared to the same period of fiscal year 2024. Agribusiness segments adjusted EBITDA was ARS 27.919 and urban properties and investments business (through IRSA) adjusted EBITDA was ARS 47,290 million.

The net result for the first quarter of fiscal year 2025 registered a loss of ARS 72,374 million, 129.7% lower than the registered in the same period of 2024. This higher result is mainly explained by the loss from changes in fair value of investment properties in the urban properties and investment business (IRSA).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

Description of Operations by Segment

3M 2025	Agribusiness	Urban Properties and Investments	Total	3M 25 vs. 3M 24
Revenues	136,955	72,495	209,450	9.3%
Costs	(128,060)	(14,649)	(142,709)	27.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,247)	-	(2,247)	(68.9)%
Changes in the net realizable value of agricultural produce after harvest	2,023	-	2,023	(59.2)%
Gross profit	8,671	57,846	66,517	(13.8)%
Net gain from fair value adjustment on investment properties	(460)	(221,885)	(222,345)	(171.3)%
Gain from disposal of farmlands	21,963	-	21,963	25.738.8%
General and administrative expenses	(8,848)	(11,191)	(20,039)	170.0%
Selling expenses	(13,971)	(4,377)	(18,348)	7.0%
Other operating results, net	3,909	(4,059)	(150)	(101.5)%
Result from operations	11,264	(183,666)	(172,402)	(146.1)%
Share of profit of associates	(993)	7,927	6,934	28.4%
Segment result	10,271	(175,739)	(165,468)	(143.6)%

3M 2024	Agribusiness	Urban Properties and Investments	Total
Revenues	113,392	78,185	191,577
Costs	(98,752)	(13,417)	(112,169)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(7,221)	-	(7,221)
Changes in the net realizable value of agricultural produce after harvest	4,954	-	4,954
Gross profit	12,373	64,768	77,141
Net gain from fair value adjustment on investment properties	(140)	312,004	311,864
Gain from disposal of farmlands	85	-	85
General and administrative expenses	(8,373)	952	(7,421)
Selling expenses	(12,122)	(5,018)	(17,140)
Other operating results, net	13,398	(3,652)	9,746
Result from operations	5,221	369,054	374,275
Share of profit of associates	(1,026)	6,427	5,401
Segment result	4,195	375,481	379,676

2025 Campaign

The 2025 campaign is expected to have a larger planted area, stable commodity prices, and costs that had remained high relative to the decline in prices experienced in 2024, slowly correcting. A climate year from regular to good is expected with a forecast of La Niña increasingly close to a weak La Niña. In Argentina, the planting of winter crops took place under optimal conditions, with some rains missing in the middle of their development, which began to appear towards the end of October and could impact wheat production and early corn plantings. Regarding prices, the current level is expected to be maintained. Although prices are lower than those seen last year, they allow for acceptable profitability with good yield levels.

Our Portfolio

During the first quarter of fiscal year 2025, our portfolio under management consisted of 745,191 hectares, of which 316,383 hectares are productive and 428,808 hectares are land reserves distributed in the four countries of the region where we operate.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	73,736	140,569	316,262	530,567
Brazil	64,853	9,041	71,989	145,883
Bolivia	8,776	-	1,244	10,020
Paraguay	14,865	4,543	39,313	58,721
Total	162,230	154,153	428,808	745,191
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	55,452	10,896	140	66,488
Brazil	48,537	2,723	12,893	64,153
Bolivia	1,065	-	-	1,065
Total	105,054	13,619	13,033	131,706
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	3M 25	3M 24	YoY Var
Revenues	-	-	-
Costs	(66)	(74)	(10.8)%
Gross loss	(66)	(74)	(10.8)%
Net gain from fair value adjustment on investment properties	(460)	(140)	228.6%
Gain from disposal of farmlands	21,963	85	25,738.8%
General and administrative expenses	(18)	(15)	20.0%
Selling expenses	(685)	(12)	5,608.3%
Other operating results, net	(161)	11,461	(101.4)%
Profit from operations	20,573	11,305	82.0%
Segment profit	20,573	11,305	82.0%
EBITDA	20,582	11,317	81.9%
Adjusted EBITDA	21,042	11,370	85.1%

Segment profit increased by ARS 9,268 million, mainly explained by the gain from disposal of farmlands:

On September 26, 2024, BrasilAgro completed the sale of the remaining 1,157 hectares of Alto Taquari farm, located in Mato Grosso state, Brazil. The contract was initially signed on September 1, 2021, and established the transfer of possession in two stages, with the first stage occurring on October 10, 2021. The transaction amount was set at 1.27 million soybean sacks, equivalent to BRL 189.4 million as of the transaction date. The gain from this sale was recognized during the first quarter of fiscal year 2025.

On September 30, 2024, BrasilAgro transferred 190 hectares of the Rio do Meio farm, located in Correntina, Bahia, Brazil. The contract was signed on November 8, 2022, and stipulated the transfer of ownership in four phases, with this being the third phase. The fourth and final transfer is scheduled for July 2025. The transaction amount was set at 54 thousand soybean sacks, equivalent to BRL 7 million as of the transaction date, and the gain was recognized in the first quarter of fiscal year 2025.

On September 30, 2024, CRESUD sold a 3,630 hectares fraction of land reserve with productive potential of “Los Pozos” farm, located in the Province of Salta, Argentina, keeping the ownership of approximately 231,700 hectares of the property. The total amount of the operation was set at USD 2.23 million (USD/ha 614), of which USD 1.1 million has been collected to date. The remaining balance of USD 1.13 million, guaranteed with a mortgage on the property, will be collected in one installment in September 2025. The book value of the fraction sold was ARS 56 million and the gain from the operation amounts to the approximate sum of ARS 2,150 million.

II)
Agricultural Production

The result of the Farming segment went from a ARS 3,767 million loss during the first quarter of fiscal year 2024 to a ARS 1,559 million gain during the same period of the fiscal year 2025.

in ARS million	3M 25	3M 24	YoY Var
Revenues	90,185	87,763	2.8%
Costs	(77,672)	(75,319)	3.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,247)	(7,221)	(68.9)%
Changes in the net realizable value of agricultural produce after harvest	2,023	4,954	(59.2)%
Gross profit	12,289	10,177	20.8%
General and administrative expenses	(5,090)	(5,150)	(1.2)%
Selling expenses	(8,658)	(9,023)	(4.0)%
Other operating results, net	3,509	309	1,035.6%
Results from operations	2,050	(3,687)	-
Results from associates	(491)	(80)	513.8%
Segment results	1,559	(3,767)	-
EBITDA	10,009	3,997	150.4%
Adjusted EBITDA	16,770	5,264	218.6%

II.a) Crops and Sugarcane

Crops

in ARS million	3M 25	3M 24	YoY Var
Revenues	50,299	47,011	7,0%
Costs	(41,997)	(43,090)	(2,5)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(6,298)	(5,092)	23,7%
Changes in the net realizable value of agricultural produce after harvest	2,034	4,969	(59,1)%
Gross result	4,038	3,798	6,3%
General and administrative expenses	(3,652)	(3,516)	3,9%
Selling expenses	(7,691)	(7,428)	3,5%
Other operating results, net	3,193	717	345,3%
Profit from operations	(4,112)	(6,429)	(36,0)%
Results from associates	(490)	(80)	512,5%
Activity Profit	(4,602)	(6,509)	(29,3)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

Sugarcane

in ARS million	3M 25	3M 24	YoY Var
Revenues	30,906	31,429	(1.7)%
Costs	(27,342)	(25,094)	9.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,139	575	98.1%
Gross result	4,703	6,910	(31.9)%
General and administrative expenses	(744)	(908)	(18.1)%
Selling expenses	(348)	(881)	(60.5)%
Other operating results, net	34	(281)	-
Profit from operations	3,645	4,840	(24.7)%
Activity profit	3,645	4,840	(24.7)%
Operations

Production Volume (1)	3M 25	3M 24	3M 23	3M 22	3M 21
Corn	123,153	223,968	162,906	229,203	187,328
Soybean	29	92,423	394	90	1,386
Wheat	14	21,419	115	531	72
Sorghum	1,133	5,922	2,123	2,840	783
Sunflower	-	8,710	-3	-	-
Cotton	20,807	14,180	3,353	3,094	6,723
Other	601	7,236	390	1,631	449
Total Crops (tons)	145,737	373,858	169,278	237,389	196,741
Sugarcane (tons)	-	989,535	1,061,216	1,059,914	1,142,166
(1)
Includes BrasilAgro. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	3M 25			3M 24			3M 23			3M 22			3M 21
Sales (3)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total
Corn	68.2	13.8	82.0	84.9	38.0	122.9	100.2	42.8	143.0	129.7	22.0	151.7	161.1	33.3	194.4
Soybean	21.7	54.7	76.4	11.9	27.1	39.0	29.6	13.1	42.7	48.7	46.6	95.3	68.2	22.5	90.7
Wheat	1.3	-	1.3	2.7	-	2.7	0.6	-	0.6	0.8	-	0.8	0.6	0.2	0.8
Sorghum	10.2	-	10.2	1.9	-	1.9	8.1	-	8.1	6.3	-	6.3	-	-	-
Sunflower	0.2	-	0.2	1.7	-	1.7	-	-	-	0.1	-	0.1	-	-	-
Cotton	3.6	1.4	5.0	3.3	0.2	3.5	1.4	-	1.4	1.6	-	1.6	0.3	-	0.3
Others	3.2	-	3.2	2.6	-	2.6	1.2	-	1.2	3.3	0.8	4.1	1.5	1.0	2.5
Total Crops (thousand ton)	108.4	69.9	178.3	109.0	65.3	174.3	141.1	55.9	197.0	190.5	69.4	259.9	231.7	57.0	288.7
Sugarcane (thousands ton)	-	-	-	989.5	-	989.5	955.2	-	955.2	1.056.7	-	1.056.7	1.038.3	-	1.038.3
(1)
Local Market
(2)
International Market
(3)
Includes BrasilAgro. Does not include Agro-Uranga S.A

The Grains activity presented a positive variation by ARS 1.907 million, from a ARS 6,509 million loss during the first quarter of fiscal year 2024 to a ARS 4,602 million loss during the same period of fiscal year 2025, mainly because of:

●
A gain in sales results from Brazil, due to a higher volume of soybean and cotton sold;

●
A gain in commodities derivatives results due to the upward trend in future prices in the current period, mainly in soybean;

●
Offset by a loss in holding results in Argentina, due to better price performance against inflation, mainly in soybean and corn.

The result of the Sugarcane activity decreased by ARS 1.195 million, from a gain of ARS 4,840 million in the first quarter of fiscal year 2024 to a gain of ARS 3,645 million in the same period of 2025. This is mainly due to a lower profit in net sales results from commodity derivatives in Brazil.

Area in Operation (hectares) (1)	As of 09/30/24	As of 09/30/23	YoY Var
Own farms	141,000	128,810	9.5%
Leased farms	125,248	120,094	4.2%
Farms under concession	22,391	22,419	(0.1)%
Own farms leased to third parties	17,402	21,380	(18.6)%
Total Area Assigned to Production	306,041	292,703	4.6%
(1)
Includes Agro-Uranga.

II.b) Cattle Production

Production Volume	3M 25	3M 24	3M 23	3M 22	3M 21
Cattle herd (tons)(1)	1,895	1,916 1,468		1,799
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	3M 25			3M 24		3M 23			3M 22			3M 21
Sales (1)	D.M	F.M	Total	D.M F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	45.7	-	45.7	3.6	3.6	2.8	-	2.8	3.0	-	3.0	5.6	-	5.6
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	3M 25	3M 24	YoY Var
Revenues	8,293	6,523	27.1%
Costs	(6,750)	(5,278)	27.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce	2,912	(2,704)	-
Changes in the net realizable value of agricultural produce after harvest	(11)	(15)	(26.7)%
Gross Profit	4,444	(1,474)	-
General and administrative expenses	(521)	(476)	9.5%
Selling expenses	(540)	(482)	12.0%
Other operating results, net	311	(96)	-
Result from operations	3,694	(2,528)	-
Results from associates	(1)	-	-
Activity Result	3,693	(2,528)	-

Area in operation – Cattle (hectares) (1)	As of 09/30/24	As of 09/30/23	YoY Var
Own farms	69,180	68,013	1.7%
Leased farms	10,896	10,896	0.0%
Farms under concession	2,696	2,696	0.0%
Own farms leased to third parties	-	70	(100.0)%
Total Area Assigned to Cattle Production	82,772	81,675	1.3%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 09/30/24	As of 09/30/23	YoY Var
Breeding stock	60,894	70,644	(13.8)%
Winter grazing stock	11,132	3,154	252.9%
Sheep stock	10,268	13,436	(23.6)%
Total Stock (heads)	82,294	87,234	(5.7)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

The result of the Cattle activity increase by ARS 6,221 million, from a ARS 2,528 million loss during the first quarter of fiscal year 2024 to a ARS 3,693 million gain in the same period of fiscal year 2025, mainly explained by improved price performance, accompanied by an increase in kilograms of meat produced and a reduction in costs due to inflation, mainly in feed expenses.

II.c) Agricultural Rental and Services

In ARS Million	3M 25	3M 24	YoY Var
Revenues	687	2.800	(75.5)%
Costs	(1.583)	(1.857)	(14.8)%
Gross profit	(896)	943	-
General and Administrative expenses	(173)	(250)	(30.8)%
Selling expenses	(79)	(232)	(65.9)%
Other operating results, net	(29)	(31)	(6.5)%
Result from operations	(1.177)	430	-
Activity Result	(1.177)	430	-

The result of the activity decreased by ARS 1,607 million, from a ARS 430 million gain in the first quarter of fiscal year 2024 to a ARS 1,177 million loss in the same period of 2025.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment decreased by ARS 8,891 million, going from a loss of ARS 2,116 million for the three-month period of fiscal year 2024 to a ARS 11,007 million loss for the same period of fiscal year 2025, due to a loss in grain brokerage commissions and on stockpiling and consignment operations, partially offset by a gain in sale of inputs.

In ARS Million	3M 25	3M 24	YoY Var
Revenues	46,770	25,629	82.5%
Costs	(50,322)	(23,359)	115.4%
Gross result	(3,552)	2,270	(256.5)%
General and administrative expenses	(2,886)	(1,981)	45.7%
Selling expenses	(4,628)	(3,087)	49.9%
Other operating results, net	561	1,628	(65.5)%
Result from operations	(10,505)	(1,170)	797.9%
Profit from associates	(502)	(946)	(46.9)%
Segment Result	(11,007)	(2,116)	420.2%
EBITDA	(9,864)	(570)	1.630.5%
Adjusted EBITDA	(9,894)	(359)	2.658.8%

IV) Corporate Segment

The negative result went from a loss of ARS 1,227 million in the first quarter of the fiscal year 2024 to a ARS 854 million in the same period of fiscal year 2025.

In ARS Million	3M 25	3M 24	YoY Var
General and administrative expenses	(854)	(1,227)	(30.4)%
Loss from operations	(854)	(1,227)	(30.4)%
Segment loss	(854)	(1,227)	(30.4)%
EBITDA	(854)	(1,227)	(30.4)%
Adjusted EBITDA	(854)	(1,227)	(30.4)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

Urban Properties and Investments Business (through our subsidiary Irsa Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2024, our direct and indirect equity interest in IRSA was 55.88% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	3M 25	3M 24	Var a/a
Revenues	89,849	94,879	(5.3)%
Results from operations	(183,904)	368,517	(149.9)%
EBITDA	(181,609)	371,031	(148.9)%
Adjusted EBITDA	47,290	43,611	8.4%
Segment results	(175,739)	375,481	(146.8)%

Consolidated revenues from sales, rentals and services decreased by 5.3% during the first quarter of fiscal year 2025 compared to the same period of 2024. Adjusted EBITDA reached ARS 47,290 million, 8.4% lower than in the same period of the previous fiscal year.

Financial Indebtedness and Other

The following tables contain a breakdown of the company’s indebtedness as of September 30, 2024:

Agricultural Business

Description	Currency	Amount (USD MM)(1)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	33.2	Variable	< 30 days
Series XLI	ARS	4.3	Variable	Oct-24
Series XLIII	ARS	20.5	Variable	Jan-25
Series XXXVI	USD	29.0	2.00%	Feb-25
Series XXXVII	USD	24.4	5.50%	Mar-25
Series XXXVIII	USD	70.4	8.00%	Mar-26
Series XLII	USD	30.0	0.00%	May-26
Series XLV	USD	10.2	6.00%	Aug-26
Series XL	USD	38.2	0.00%	Dec-26
Series XLIV	USD	39.8	6.00%	Jan-27
Series XLIV	USD	23.8	1.50%	Jul-27
Other debt	USD	1,3
CRESUD’s Total Debt (3)	USD	325.1
Cash and cash equivalents (3)	USD	9.4
CRESUD’s Net Debt	USD	315.7
Brasilagro’s Total Net Debt	USD	101,3
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 970.0 ARS/USD and 5.433 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	43,0	Variable	< 360 days
Series XIX	ARS	27.0	Variable	Feb-25
Series XV	USD	61.7	8.00%	Mar-25
Series XXI	ARS	17.5	Variable	Jun-25
Series XVI	USD	28.3	7.00%	Jul-25
Series XVII	USD	25.0	5.00%	Dec-25
Series XX	USD	23.0	6.00%	Jun-26
Series XVIII	USD	21.4	7.00%	Feb-27
Series XIV	USD	132.5	8.75%	Jun-28
IRSA’s Total Debt	USD	379.4
Cash & Cash Equivalents + Investments (2)	USD	174.8
IRSA’s Net Debt	USD	204.6
(1)
Principal amount in USD (million) at an exchange rate of ARS 970.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Sep-24	Sep-23	Sep-22	Sep-21	Sep-20
Current assets	804,851	973,357	881,905	915,141	1,030,636
Non-current assets	2,894,590	3,836,366	3,712,886	3,798,798	3,964,503
Total assets	3,699,441	4,809,723	4,594,791	4,713,939	4,995,139
Current liabilities	736,545	885,094	965,681	803,180	1,037,227
Non-current liabilities	1,302,932	1,696,268	1,777,402	2,383,329	2,398,380
Total liabilities	2,039,477	2,581,362	2,743,083	3,186,509	3,435,607
Total capital and reserves attributable to the shareholders of the controlling company	746,726	983,989	751,862	478,615	477,849
Minority interests	913,238	1,244,372	1,099,846	1,048,815	1,081,683
Shareholders’ equity	1,659,964	2,228,361	1,851,708	1,527,430	1,559,532
Total liabilities plus minority interests plus shareholders’ equity	3,699,441	4,809,723	4,594,791	4,713,939	4,995,139

Comparative Summary Consolidated Statement of Income Data

In ARS million	Sep-24	Sep-23	Sep-22	Sep-21	Sep-20
Gross profit	65,999	76,809	70,594	76,972	50,723
Profit from operations	(172,626)	359,771	(4,987)	(37,250)	494,813
Results from associates and joint ventures	7,169	5,824	6,118	(2,790)	2,725
Profit from operations before financing and taxation	(165,457)	365,595	1,131	(40,040)	497,538
Financial results, net	32,263	5,873	46,431	43,149	(52,558)
Profit before income tax	(133,194)	371,468	47,562	3,109	444,980
Income tax expense	60,820	(127,452)	(9,026)	35,142	(163,891)
Result of the period of continuous operations	(72,374)	244,016	38,536	38,251	281,089
Result of discontinued operations after taxes	-	-	-	-	(126,431)
Result for the period	(72,374)	244,016	38,536	38,251	154,658
Controlling company’s shareholders	(39,562)	126,011	25,557	27,495	59,439
Non-controlling interest	(32,812)	118,005	12,979	10,756	95,219

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Sep-24	Sep-23	Sep-22	Sep-21	Sep-20
Net cash generated by operating activities	28,374	110,242	59,634	123,094	89,122
Net cash (used in) / generated by investment activities	(52,121)	9,452	11,875	(2,827)	832,999
Net cash used in financing activities	(8,686)	(77,167)	(170,689)	(126,836)	(621,383)
Total net cash generated during the fiscal period	(32,433)	42,527	(99,180)	(6,569)	300,738

Ratios

In ARS million	Sep-24	Sep-23	Sep-22	Sep-21	Sep-20
Liquidity (1)	1.093	1.100	0.913	1.139	0.994
Solvency (2)	0.814	0.863	0.675	0.479	0.454
Restricted capital (3)	0.782	0.798	0.808	0.806	0.794
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

July 2024: Notes issuance

On July 18, 2024, Cresud issued Notes on the local market for a total amount of USD 28.6 million through the following instrument:

●
Series XLVI (dollar linked): Denominated in dollars and payable in Argentine pesos for USD 28.6 million, with 1.5% interest rate, with semi-annual payments. The Capital amortization will be 100% at maturity, on July 18, 2027. The issuance price was 100.0%.

The funds were mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

August 2024: New RTRS Certifications for Soybean and Corn

On August 26, 2024, the Company announced that it obtained new RTRS (Round Table on Responsible Soy Association) certifications for soybean and corn production during the 2023/24 campaign at El Tigre (La Pampa) and La Gramilla (Agroriego, San Luis) farms in Argentina.

At “El Tigre”, we certified 2,256 hectares of corn production, in addition to the 3,896 hectares of soybean already certified during last year's campaign. At “La Gramilla”, we certified 1,260 hectares of soybean production. Both are valid for a period of 5 years with mandatory annual audits.

The RTRS certification, renowned in the agricultural sector and highly valued by the international market, recognizes the company's commitment to comply with the laws and good business practices, the provision of good working conditions, respect and relationship with local communities, care for the environment and production under adequate agricultural practices.

We continue advancing in the ESG strategy, applying the best agricultural practices through the responsible use of natural resources and technology, with the mission of producing quality food for a growing world population, with social responsibility, diverse committed teams and high standards of corporate governance.

September 2024: Warrants Exercise

Between September 17 and 25, 2024, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 2,283,822 ordinary shares of the Company were registered, with a face value of ARS 1. As a result of the exercise, USD 982,729 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 596,355,320 to 598,639,142, and the number of outstanding warrants decreased from 85,998,622 to 84,261,280.

October 2024: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2024, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of a cash dividend of ARS 45,000 million as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2024.

●
The issuance and public offering of complementary shares to fulfill the delivery of shares under the exercise of option holders' rights.

On November 7, 2024, the Company distributed among its shareholders the cash dividend in an amount of ARS 45,000,000,000 equivalent to 7,527.253613523% of the stock capital, an amount per share of ARS 75,27253613523 and an amount per ADS of ARS 752.7253613523.

October 2024: Shares Buyback Program

After the end of the period, on October 28, 2024, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission.

●
Maximum amount of the investment: Up to ARS 6,500 million.

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 1.500 per ordinary share and up to USD 12.00 per ADS.

●
Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company's shareholders.

As of the date of presentation of the Financial Statements, the Company had not yet initiated the buyback program.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

	2024	2023
Result for the period	(72,374)	244,016
Income tax expense	(60,820)	127,452
Net financial results	(32,263)	(5,873)
Share of profit of associates and joint ventures	(7,169)	(5,824)
Depreciation and amortization	14,001	14,322
Rights of use installments	(3,353)	(4,150)
EBITDA (unaudited)	(161,978)	369,943
Gain from fair value of investment properties, not realized - agribusiness	460	140
Gain from fair value of investment properties, not realized - Urban Properties Business	221,751	(312,033)
Realized sale - Agribusiness	-	(85)
Realized sale – Real Estate	11	-
Initial recognition and changes in fair value of biological assets	224	2,438
Realized initial recognition and changes in fair value of biological assets	6,507	(960)
Others	7,002	(15,416)
Adjusted EBITDA (unaudited)	73,977	44,027

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2024

Brief comment on prospects for the fiscal year

The 2025 campaign is expected to have a larger planted area, stable commodity prices, and costs that had remained high relative to the decline in prices experienced in 2024, slowly correcting. A climate year from regular to good is expected with a forecast of La Niña increasingly close to a weak La Niña. In Argentina, the planting of winter crops took place under optimal conditions, with some rains missing in the middle of their development, which began to appear towards the end of October and could impact wheat production and early corn plantings. Regarding prices, the current level is expected to be maintained. Although prices are lower than those seen last year, they allow for acceptable profitability with good yield levels.

Regarding livestock activity, we expect a year of stable prices in Argentina with high production and good margins.

As for the real estate market, since the new government took office in December 2023, we have begun to see greater interest in our farms in Argentina and operations that are gradually materializing. In Brazil, liquidity in the land market continues, and Brasilagro was able to close good deals in recent quarters. As part of our business strategy, we will continue to sell farms that have reached their maximum appreciation level in Argentina and the region.

Our agricultural commercial services business, through FyO, projects continued growth in grain trading, continuing the company’s digital transformation, and advancing the regionalization of the input business in Brazil, Paraguay, Bolivia, and Peru with the aim of increasing sales and margins. For its part, Agrofy expects to continue increasing the transactionality of its platform, developing fintech solutions, and consolidating its regional growth.

The urban properties and investments business, which we own through IRSA, has been showing good operational performance in its rental businesses and distributing dividends. We are optimistic about the future evolution of the real estate sector. The recent tax amnesty and launch of mortgage loans in the country are generating a greater volume of real estate transactions with a growing impact on prices. Regarding consumer activity, we expect shopping malls to evolve favorably in line with the recovery of real wages and economic activity.

We will continue working during the 2025 fiscal year on reducing and streamlining the cost structure while continuing to evaluate financial, economic, and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as the disposal of assets publicly and/or privately, which may include real estate as well as marketable securities owned by the Company, notes issuance, repurchase of own shares, among other instruments that are useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with experienced management team and a great track record in accessing capital markets, will have excellent opportunities to take advantage of the best opportunities in the market.

Alejandro G. Elsztain
CEO